Mail Stop 3-5

								June 1, 2005


Charles Y. Tanabe
Senior Vice President
Discovery Holding Company
12300 Liberty Boulevard
Englewood, Colorado 80112

Re:  	Discovery Holding Company
	Registration Statement on Form 10
	File No. 0-51205
	Filed May 9, 2005

Dear Mr. Tanabe:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Treatment of Fractional Shares, page 19

1. If you believe that the cashing out of fractional shares and the resulting disproportional issuance of shares does not require registration under the Securities Act of 1933, please provide your legal analysis. Otherwise, please file a Form S-1.


Exhibits

2. We note that certain exhibits to be filed by amendment will be subject to a confidential treatment request. Please be advised that we will need sufficient time to review such request.


      As appropriate, please amend your Form 10 in response to these comments, and mark the documents to reflect changes to the original documents. See Rule 310 in Regulation S-T. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please be aware that this Form 10 is a voluntary filing.  As
a
result, the registration statement automatically goes effective on
60
days after your date of filing. You may wish to withdraw this filing prior to effectiveness pursuant to Section 12(g)(1) of the Securities
Exchange Act of 1934.

      Direct any questions on the financial statements and related Tracie Northan at (202) 824-5479 or Michael Fay, Branch Chief at
(202) 942-1907.  Direct any other questions to Hanna Teshome at
(202)
942-2975, or in her absence, to me at (202) 942-1850.


								Sincerely,



							Max A. Webb
							Assistant Director


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Discovery Holding Company
June 1, 2005
Page 1